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EMAIL:  AFINERMAN@OLSHANLAW.COM
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July 1, 2014

BY EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forward Industries, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Responses to June 17, 2014 Comment Letter
Filed June 24, 2014
File No. 001-34780

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 27, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Forward Industries, Inc. (“Forward” or the “Company”), and we provide the following responses on Forward’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.	We reissue prior comment 1 as it relates to the following:

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with respect to the statement referenced in our first bullet point, please ensure that you disclose, when referring to any control gained by Mr. Wise, the fiduciary duties with which any directors have to comply and not simply imply or state that Mr. Wise’s nominees will act as he directs them to act.

The Staff is advised that shortly after the filing of Forward’s response to the initial comment letter, Mr. Wise submitted a second nomination letter notifying the Company of his intent to nominate three additional individuals for election to the Board of Directors of the Company at the 2014 Annual Meeting of Shareholders (“Annual Meeting”).  Accordingly, instead of seeking to elect a majority-slate, Mr. Wise is now seeking to replace the entire Board with himself and his designees.  Forward believes this pattern of events clarifies and supports its view, discussed in further detail in the initial response letter, that Mr. Wise is seeking control of the Company.   In addition, given the escalation of Mr. Wise’s campaign and his seeking control of the full Board, Forward believes it is reasonable for it to imply that Mr. Wise’s nominees may act as he directs them to act.  Mr. Wise is free to rebut this implication in his communications to shareholders, and in doing so Forward believes it would be more appropriate for him to direct shareholders that his nominees will be subject to fiduciary duties if elected at the Annual Meeting.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 1, 2014

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similarly, with respect to the statement referenced in our second bullet point, clarify that any changes to the related party arrangement the company has with Mr. Wise will be subject to the company’s board determination, taken in compliance with the board’s fiduciary duties.

The sourcing agreement with Mr. Wise is Forward’s largest, most important agreement in terms of operational significance and dollar amount.  As discussed in the initial response letter, Mr. Wise has a tremendous personal monetary interest in this related-party arrangement and he nominated a slate of directors shortly after he was unsuccessful in more than doubling his fee in the contract renewal negotiations.  In light of the foregoing and the recent escalation of Mr. Wise’s campaign to replace the entire Board instead of just a majority, Forward believes it is reasonable for it to state that Mr. Wise may intend to perpetuate, protect and increase this related-party arrangement.  Mr. Wise is free to rebut this assertion in his communications to shareholders, and in doing so Forward believes it would be more appropriate for him to direct shareholders that his nominees will be subject to fiduciary duties when making any decisions with respect to the related-party arrangement.

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confirm that any future reference to Mr. Johnson’s acclaim and history of creating value will be accompanied by context, including the fact that his “acclaim” dates back several years (in this respect, we note that one of your supporting documents is from 2001) and a clarification of whether Mr. Johnson acted alone in each instance (i.e., was he the only director at 1-800-Contacts? Was he the only individual who conducted operations and made trading decisions at his fund?).

Forward acknowledges the Staff’s comment and confirms that it will provide appropriate context when making similar statements in the future.

•
with respect to your statement that Mr. Wise is attempting to “seize and control this value for himself while the shareholders receive nothing,” it remains unclear what authority Mr. Wise would gain, through board membership, to control any company value for himself and what value you are referring to: if the company is not sold, would Mr. Wise or any other shareholder be entitled to any control value?

As discussed in the responses under the first two bullets above and in the initial response letter, Forward believes it is reasonable for it to imply, particularly now that Mr. Wise has nominated a full slate of nominees, that Mr. Wise is seeking greater control of the Company.  In light of Mr. Wise’s affiliate being a party to the sourcing agreement and his history of seeking to more than double the amounts paid by Forward to his affiliate, Forward believes it is reasonable to consider that if Mr. Wise’s nominees are elected, he may again seek significant increases in the sourcing fee which would benefit him personally to the detriment of all shareholders.  Forward believes the escalation of Mr. Wise’s campaign to replace the entire Board instead of just a majority further clarifies and supports this belief.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Robert Garrett, Jr., Forward Industries, Inc.
Ron S. Berenblat, Olshan Frome Wolosky LLP